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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-4/A
                               (AMENDMENT NO. 2)

                         ISSUER TENDER OFFER STATEMENT
                     (PURSUANT TO SECTION 13(E)(1) OF THE
                       SECURITIES EXCHANGE ACT OF 1934)

                            DUKE ENERGY CORPORATION
                 (NAME OF ISSUER AND PERSON FILING STATEMENT)

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  PREFERRED STOCK ($100 PAR VALUE)
             4.50% SERIES C                             264399791
             7.85% SERIES S                             264399759
             7.00% SERIES W                             264399668
             6.75% SERIES X                             264399650
             7.04% SERIES Y                             264399643
  PREFERRED STOCK A ($25 PAR VALUE)
         6.375% 1993 SERIES                             264399635
 (TITLE OF EACH CLASS OF SECURITIES)         (CUSIP NUMBER OF EACH CLASS OF
                                                       SECURITIES)

                               ----------------

                              RICHARD J. OSBORNE
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            422 SOUTH CHURCH STREET
                        CHARLOTTE, NORTH CAROLINA 28202
                                (704) 382-5159
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
         AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                               DECEMBER 18, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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
         TRANSACTION VALUATION*   AMOUNT OF FILING FEE*
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
              $179,459,750               $35,892

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* In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the transaction value by one-fiftieth of one percent. The transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase 50 percent of all outstanding shares of each class of securities listed above pursuant to the Offer described in the Supplement to Offer to Purchase filed as an Exhibit to Amendment No. 1 to the Schedule 13E-4. Payment of the filing fee due in connection with this Issuer Tender Offer Statement has been offset by amounts previously paid by Duke Energy Corporation as discussed below. Accordingly, no fee is payable at this time.

  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $71,075            Filing Party: Duke Energy Corporation

Form or Registration No.: Schedule 13E-4   Date Filed: December 18, 1997


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        This Amendment No. 2 constitutes the final amendment to the Issuer
Tender Offer Statement on Schedule 13E-4 filed by Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), on December 18, 1997, as amended by Amendment No. 1 on January 22, 1998 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the meaning given to them in the
Schedule 13E-4.


ITEM 8. ADDITIONAL INFORMATION.

        Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:

        On February 4 and February 9, 1998, Duke Energy issued press releases announcing the final results of the Offers, which expired at 12:00 midnight, New York City time, on Tuesday, February 3, 1998. Pursuant to the Offers, Duke Energy accepted for payment 175,000 shares of the 254,603 shares validly tendered and not withdrawn of the 4.50% Series C at a purchase price per share of $92.03, 300,000 shares of the 497,276 shares validly tendered and not withdrawn of the 7.85% Series S at a purchase price per share of $119.44, 250,000 shares of the 268,022 shares validly tendered and not withdrawn of the 7.00% Series W at a purchase price per share of $116.24, 250,000 shares of the 253,650 shares validly tendered and not withdrawn of the 6.75% Series X at a purchase price per share of $116.41, 300,000 shares of the 316,432 shares validly tendered and not withdrawn of the 7.04% Series Y at a purchase price per share of $116.96, and 1,142,815 shares validly tendered and not withdrawn of the 6.375% Preferred A at a purchase price per share of $28.56, which constitute the purchase prices for the respective Offers. The final proration factors for the Offers are approximately 68.7% for the Offer for shares of the 4.50% Series C, approximately 60.3% for the Offer for shares of the 7.85% Series S, approximately 93.3% for the Offer for shares of the 7.00% Series W, approximately 98.6% for the Offer for the shares of the 6.75% Series X and approximately 94.8% for the Offer for shares of the 7.04% Series Y.

        ChaseMellon Shareholder Services, the depository for the Offers, effected payments on February 10, 1998 for the shares accepted under the Offers. Duke Energy expects that ChaseMellon will return unpurchased shares tendered under the Offers promptly.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 13E-4 is amended to add the following exhibits:

        (a)(12) Press release, dated February 4, 1998.
        (a)(13) Press release, dated February 4, 1998.
        (a)(14) Press release, dated February 9, 1998.







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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 1998

                                          DUKE ENERGY CORPORATION

                                                 /s/ Richard J. Osborne
                                          By: _________________________________
                                                    Richard J. Osborne
                                               Executive Vice President and
                                                  Chief Financial Officer

                                       4

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                                 EXHIBIT INDEX


Exhibit No.      Description
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9(a)(12)         Press Release, dated February 4, 1998
9(a)(13)         Press Release, dated February 4, 1998
9(a)(14)         Press Release, dated February 9, 1998